INVEST IN **ELECTRIC PLAYHOUSE | LAS VEGAS**

Social Entertainment Destination Featuring Interactive and Immersive Experiences



5022
217
1:37 / 3:47

electricplayhouse.com Albuquerque NM

LEAD INVESTOR

Max Plotnick

There are several compelling reasons to consider investing in Electric Playhouse, a cutting-edge company that is revolutionizing the entertainment industry. First and foremost, the company is at the forefront of the immersive experience trend, which is rapidly gaining popularity among consumers of all ages. By combining interactive technologies, such as augmented and virtual reality, with physical spaces, Electric Playhouse is able to create truly immersive experiences that are unlike anything else on the market. Second, Electric Playhouse has a strong track record of success, having opened multiple locations and attracting a loyal customer base. The company's unique offering has earned it recognition in major media outlets and awards, demonstrating its ability to capture the attention of both customers and industry professionals. Finally, the company is well-positioned to capitalize on the growing demand for experiential entertainment. As consumers increasingly prioritize experiences over material possessions, companies like Electric Playhouse are poised to thrive. With a talented team and a strong vision for the future, I believe Electric Playhouse is a smart investment choice for those seeking exposure to the innovative and exciting world of immersive entertainment.

Invested $5,000 this round

Highlights

1. Arriving Summer 2023: Electric Playhouse at The Forum Shops in Caesars Palace, Las Vegas
2. Albuquerque Store projecting over $2M in sales in 2023 (parent company, not this entity)
3. Previously Raised $5M Series A (parent company, not this entity)
4. Voted one of the Top 10 Best New Attractions of 2020 by USA Today (parent company, not this entity)
5. Be part of our National and Global launch in the top tourist destination in the world.

Our Team



Brandon Garrett CEO

Brandon is an Architect and Creative Technologist focused on creating immersive & experiential family entertainment destinations. Leads company's vision, growth and operations.

The idea behind Electric Playhouse is rooted in the importance of bringing play and creativity into our lives. In a world where technology often dominates our daily routines, it's essential to create spaces that encourage interaction, socialization, and exploration. By blending digital and physical elements, Electric Playhouse fosters a unique environment that offers a refreshing departure from traditional, static forms of entertainment.



Eric Yakley CTO | Partner

Eric is an experienced leader in creative technologies, infrastructure, enterprise IT, Media Systems and field installations. Leads company's technology teams, research and development and business to business client relations and development.



Luke Balaoro Senior Software Architect

Programmer and artist, blending real-time generative visuals with human interaction and game design. Leads company's software development teams, Platform development and creative.



John Strong Director of Business Development

John is known throughout the technology industry as a passionate leader, entrepreneur and innovator and admired for his exacting tactical execution to get startup company's up and running. John leads investor relations and is a board advisor.

Pitch




ELECTRIC
PLAYHOUSE
LAS VEGAS
The Forum Shops at Caesars Palace

Note: Investors in this Wefunder round would be investing in Electric Playhouse NV LLC, a wholly-owned subsidiary of Electric Playhouse, Inc.

Electric Playhouse NV LLC intends to create a new Electric Playhouse location in Las Vegas.


WHAT IS THE PROBLEM?
DECLINING FOOT TRAFFIC & CLOSURES
Closure of traditional brick and mortar stores & Theaters
Rise of e-commerce & shift towards online shopping
Landlords seeking new Anchors to drive foot traffic


OUR SOLUTION
BRING NEW LIFE TO VACANT SPACES
Transform vacant or underperforming space into new entertainment & Community hubs
Immersive and Interactive Digital Experiences
Bring people together
Promote Healthy Active Play


PRODUCT
SPATIAL ENTERTAINMENT PLATFORM
Interactive walls and floors powered by a Network of motion tracking sensors
(No Headset or Controllers Required)
Immersive Projection Mapped Environments
Proprietary Platform manages sensor and computer systems, calibration, and content in a single interface


PRODUCT
Time of Day Scheduling
Mornings Yoga & Fitness
Mid Day Immersive Arts Education (Field Trips)
Afternoon Immersive Games
Evening Immersive Arts & Dining Corporate Events
Late Night Concerts
Additional Programming
Cafe, Birthday Parties and Private Parties
Corporate Events and Team Building
Special Event Programming (Fashion Shows, Theatrical, etc)
Games
Concerts
Bar
Corporate Events
Immersive Art Shows
Yoga
Arts
Fine Dining
Special Events


MARKET

LOCATION BASED ENTERTAINMENT

TAM
$4.29 BILLION
GLOBAL MARKET

SAM
$581 Million
U.S. MARKET

SOM
$140 Million
SOUTHWEST


ELECTRIC
PLAYHOUSE

Film New Mexico
NM FILM CREDIT UP TO 25% REIMBURSABLE TAX CREDIT

Founded in 2018
- $5M Series A
- Revitalize an old 24k sf Staples Building

Opened February 2020
- Shutdown after 6 weeks :(
- Pivoted to Museum Work
- Hired MR PROFUN to mature operations while closed

Reopened June 2021
- (14 Month Closure)
- Resourceful

2022 First Full Year of Operations
Albuquerque welcomed **108,000** guests in 2022

2023 EP Las Vegas Opening
- Opening Summer 2023

TARGET MARKET


COMING TO THE FORUM SHOPS IN CAESARS PALACE SUMMER 2023
ELECTRIC PLAYHOUSE



Under Construction!

Targeting Summer 2023 Opening

42 MILLION ANNUAL TOURIST

Outdoor Terrace with Incredible Views of the Strip

Las Vegas, NV is one of the top 5 most visited cities in North America



EXPANSION IN VEGAS




Las Vegas Strip
Forum Shops

LEGEND
1 Lobby & Merch
2 Entry Tunnel with views of the strip
3 Interactive Areas
4 Full Bar
5 Kitchen
6 Outdoor patio with views of the strip
7 Party Rooms





GO TO MARKET STRATEGY

TARGET LANDLORDS & THEATER OWNERS

SIMON
Brookfield
REGAL
amc THEATRES

SEEKING 20k - 30k SPACES

SOCIAL MEDIA & TARGETED EVENT MARKETING





24,000 Conventions a Year

LICENSED EXPERIENCES

Disney
NBC UNIVERSAL
SONY PICTURES
WARNER BROS.
EA
Microsoft Studios

BARRIERS TO ENTRY

PROPRIETARY IP & TECHNOLOGY



Proprietary IP that links building scale network of sensors, calibrates equipment and content.

Large IP Content library of over **900** Electric Playhouse experiences

OPERATIONS



Electric Playhouse owns and operates its venues and has developed all of its operations, training, technical support and administrative operating procedures to manage the unique and high tech venues.

COMPETITORS


THE ELECTRIC PLAYHOUSE ADVANTAGE



THE COMPETITION


ALL FORMS OF ENTERTAINMENT IN ONE PACKAGE (GAMES, ART, DINING, EVENTS, ETC)
DYNAMIC AND DIGITAL SPACE THAT CAN CHANGE BY THE HOUR
GAMIFIED AND INTERACTIVE WALLS, FLOORS AND TABLES
NO CONTROLLER OR HEADSETS AND PROMOTES HEALTHY ACTIVE PLAY
NO CONTROLLER OR HEADSETS AND PROMOTES HEALTHY ACTIVE PLAY


BEYOND Van Gogh
ARTECHOUSE

ART AND MUSEUM GALLERY FOCUS

PASSIVE VIEWING AND LIMITED INTERACTIVITY

STATIC, TOURING OR QUARTERLY SHOWS

LIMITED TARGET MARKET

SINGLE EXPERIENCE

TEAM

Leadership

Brandon Garrett, AIA
CEO & CO-FOUNDER
→ Linkedin

Eric Yakley
CTO & PARTNER
→ Linkedin

John Strong
DIRECTOR OF BUSINESS DEVELOPMENT
→ Linkedin

Luke Balaoro
SENIOR SOFTWARE ARCHITECT & CO-FOUNDER

Corporate

Patricia Garrett – *CHIEF ADMINISTRATIVE OFFICER*
Sabrina Smith – *HR & OPERATIONS DIRECTOR*
Summer Gomez – *EXECUTIVE ASSISTANT*
Simone Seagle – *INTERACTIVE DEVELOPER*
John Krukar – *INTERACTIVE DEVELOPER*
Bill Pritchard – *CREATIVE TECHNOLOGIST*
José Crespin – *ART DIRECTOR*
Max Beck – *MARKETING DIRECTOR*
Maddy Minnis – *MOTION ARTIST*

Our Leadership team combines years of experience in Architecture, Real-Estate, Entertainment, Technology, Finance and Capital.

Our corporate office includes 11 employees and our ABQ Playhouse has 40 employees.

VENABLE LLP
Legal Consultants

BOARD OF DIRECTORS

Paul Silverman
BOARD DIRECTOR
→ Linkedin

A veteran of four decades in the business, Paul lives and breathes real estate.

He has been involved in development throughout the southwest and was actively involved in real estate development in Asia from 2002-2010.

Bill Bice
BOARD DIRECTOR
→ Linkedin

Bill Bice is the CEO of nQ Zebraworks, a vertical market SaaS platform company, and a partner in the Verge Fund.

Bill is a lifelong entrepreneur, starting his first company at age 14, founding / investing / advising 27 startups in his career.

BOARD PLANS TO GROW WITH FUTURE ROUNDS

Seeking Board Members with experience in Themed Attractions, Entertainment and Amusement Operations

ADVISORS

Craig Kornblau
Board Advisor
→ Linkedin

Drew Tulchin
Board Advisor
→ Linkedin

Ricci Rukavina
Board Advisor
→ Linkedin

Lionel Leventhal
Board Advisor
→ Linkedin

Exit Partners

(Movie or Game Studio Acquisition) - Craig and Ricci (Entertainment Operator Acquisition) Seeking advisors

BUSINESS MODEL

Revenue Channels


22.3%
36.0%
23.3%
18.5%

Category	Pricing	Price Range
Ticket Sales	Game Admission	$15 - $30
	Art Shows	$20 - $40
Immersive Fine Dining and Private Parties	Fine Dining	$40 - $120
	Birthday Parties	$300 - $1500
	Venue Buyouts	$10k - $100k+
Food & Beverage	Cafe & Bar	$30 Average
Special Events	Concerts	$15 - $30
	Shows	Varies


Ticket Sales
Art Shows
Food & Beverages
Venue Buyouts

5 YEAR PROJECTIONS


$250,000,000
$223,734,823
$200,000,000
Unit 17 Q4 2027
Unit 16 Q3 2027
Unit 15 Q3 2027

$10M Revenue
Per Major Market
40% EBITDA Margins

17 Locations by 2027
6 Unit Expansion
Year-to-Year 2027


$150,000,000
$100,000,000
$50,000,000
$0
$142,915,646
$88,617,172
$48,115,916
$16,898,539
$1,014,751
2022
2023
2024
2025
2026
2027
Unit 14 Q2 2027
Unit 13 Q1 2027
Unit 12 Q1 2027
Unit 11 Q4 2026
Unit 10 Q3 2026
Unit 9 Q2 2026
Unit 8 Q1 2026
Unit 7 Q3 2025
Unit 6 Q2 2025
Unit 5 Q1 2025
Unit 4 Q2 2024
Unit 3 Q1 2024
Las Vegas
Albuquerque
B2B
and beyond
5 Year Exit
Positioning Company for exit with 17 Units & $224M Revenue
Industry Benchmark:
Dave & Buster's reports annual 2022 revenue of
$1.9 Billion
with 204 Locations

The slide above mentions forward-looking projections that cannot be guaranteed.


LAS VEGAS INVESTMENT
ELECTRIC PLAYHOUSE
Las Vegas Financial Projections
LAS VEGAS PROFIT SHARE INVESTMENT
TERMS
Seeking $5M
Greater of a 20% preferred return or share of 33% net profit
3x Hurdle
Profit sharing
Parent Company Investment Opportunities Available
USE OF FUNDS
Build Out Cost $4,500,000
Operational Startup $250,000
Marketing $250,000
Top Global Destination
Las Vegas MSA (Local Population): 2,899,000
Las Vegas Visitor Volume (2022): 38,800,000
https://www.lvcva.com/research/visitor-statistics/
74X
Pop Size vs ABQ
ABQ Pop: 562,599

	2023 (July Opening)	2024	2025
Total Revenue	**$14M**	**$30M**	**$33.4M**
Cost of Goods Sold	$2.5M	$5.2M	$5.8M
Gross Sales	$11.7M	$25M	$27.6M
Operating Cost	$3.7M	$6.4M	$7M
Net Income	**$7.2M**	**$18.4M**	**$20.4M**

Projected Profit Sharing Return On Investment

Investment	$5,000,000.00
3X Return	**$15,000,000.00**
Year 1 Return	$2,581,584.00
Year 2 Return	$6,038,550.00
Year 3 Return	$6,757,272.00
Projected 3X Return on Investment	**~30 Months**

The slide above mentions forward-looking projections that cannot be guaranteed.


5 YEAR EXIT STRATEGY
ELECTRIC PLAYHOUSE
Acquisition By
Entertainment Or Theater Operators
REGAL
amc THEATRES
MAIN EVENT
Dave & Buster's Pays $835M to Buy Entertainment Company Main Event (50 locations)*
Seeking Board Adviser In Themed Attractions
Acquisition By
Movie or Game Studio
Disney
NBC UNIVERSAL
SONY PICTURES
WARNER BROS.
EA
Microsoft Studios
Exit Team On Advisory Board


WHAT PEOPLE ARE SAYING
ELECTRIC PLAYHOUSE
Press Releases
Electric Playhouse teams with ABQ-based artist to create interactive works inspired by nature
O'Keeffe art is music for the eyes
Here's what's happening on Georgia O'Keeffe 135th birthday
Out & About: Escape from Reality
No limit: Channel Tres brings tour to Electric Playhouse
Electric Playhouse places bet for second location on the Vegas Strip
Electric Playhouse plans to open location on Las Vegas Strip
Electric Playhouse bets on Las Vegas with expansion
Awarded - The Albuquerque Magazine - Best of City - 2022 Winner
Visit our Press Page
Electric Playhouse
Google 4.3
Trip Advisor 4.5
Yelp 4.0
Main Event
Google 4.2
Trip Advisor 3.5
Yelp 2.5
Dave & Busters
Google 4.2
Trip Advisor 3.5
Yelp 3.0
Top Reviews
Google Review
Trip Advisor Review
Google Review

The testimonials in the above slide are for other Electric Playhouse locations, not the location that the entity raising on Wefunder (Electric Playhouse NV LLC) plans to build.


GET IN TOUCH
ELECTRIC PLAYHOUSE
Brandon Garrett, AIA
CEO & Co-founder
brandon@electricplayhouse.com
John Strong
Director of Business Development
john@electricplayhouse.com
Electric Playhouse ABQ
5201 Ouray Rd NW
Albuquerque, NM 87120
Corporate Studio
301 Gold Ave SW, Suite 100
Albuquerque, NM 87102